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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                          BARRINGER TECHNOLOGIES INC.
                  -------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                 ---------------------------------------------
                        (Title of Class of Securities)

                                   68509603
                           -------------------------
                                (CUSIP Number)

                                Thomas J. Rice
                               Coudert Brothers
                          1114 Avenue of the Americas
                           New York, New York 10036
               ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 21, 1998
                 --------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit Index: Page 5

                               Page 1 of 5 Pages


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                                 SCHEDULE 13D

CUSIP No.  68509603



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Lionheart Group, Inc.
                  13-3790-376

2        Check the Appropriate Box If a Member of a Group*
                                              a.  |_|
                                              b.  |X|

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                423,100
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   423,100
    With

                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  423,100

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                    |_|

13       Percent of Class Represented By Amount in Row (11)

                  5.4%

14       Type of Reporting Person*

                  IA

                               Page 2 of 5 Pages


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Item 1.  Security and Issuer

         This statement on Schedule 13D relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Barringer Technologies Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 219 South Street, Murray Hill, NJ 07974.

Item 2.  Identity and Background

         This statement on Schedule 13D is being filed by Lionheart Group, Inc., a Delaware corporation (the "Reporting Person"). The business address of the Reporting Person is 230 Park Avenue, Suite 516, New York, NY 10169.

         The Reporting Person acts as investment adviser to several private investment funds and managed accounts which are the ultimate beneficial owners of the shares to which this statement relates. No such client of the Reporting Person owns 5% or more of the outstanding Common Stock.

         The officers of Lionheart Group, Inc. are C. Duncan Soukup, President, Vice-President, Secretary and Treasurer. The sole director of Lionheart Group, Inc. is C. Duncan Soukup. The business address of C. Duncan Soukup is 230 Park Avenue, Suite 516, New York, NY 10169. The present occupation of C. Duncan Soukup is President of Lionheart Group, Inc. C. Duncan Soukup is a citizen of the United Kingdom.

         During the last five years, neither the Reporting Person nor C. Duncan Soukup has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         All of the $2,785,448 used by the Reporting Person to acquire the 423,100 shares of Common Stock of the Issuer (the "Shares") came from the working capital of the investment funds and managed accounts for whose accounts such shares were purchased.

Item 4.  Purpose of Transaction

         The purpose of the acquisition and disposition by the Reporting Person of the shares of Common Stock is for investment at this time, although the Reporting Person may, in the future, decide to engage in activities intended to influence the business strategy or management of the Issuer.

         Depending upon market conditions, the availability of funding and such other circumstances as the Reporting Person deems relevant, the Reporting Person may acquire additional Shares (in private or open-market transactions) or sell some or all of the Shares it presently controls.

         Except as discussed in response to this item, the Reporting Person presently has no plans or proposals which relate to or would result in any events, actions or conditions specified in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D or any similar action, event or condition.

                               Page 3 of 5 Pages


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Item 5.  Interest in Securities of the Issuer

(a) This Schedule 13D relates to 423,100 shares of Common Stock (the "Shares") deemed beneficially owned by the Reporting Person, which constitute approximately 5.4% of the issued and outstanding shares of Common Stock.

(b) The Reporting Person has sole voting and dispositive power with respect to the 423,100 Shares.

(c) Within the past sixty days, accounts managed by the Reporting Person purchased shares of Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. All of such purchases were made on the open market.

(d) The private investment funds and managed accounts to which the Reporting Person serves as investment adviser and for whose accounts the Shares are held have the right to receive dividends from and the proceeds from the sale of the Shares.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as set forth above in Item 2, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         Exhibit A:    Transactions in Shares of Common Stock Within Past 60
Days.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 1998
                                       LIONHEART GROUP, INC.

                                       By:/s/ C. Duncan Soukup
                                          ---------------------------
                                               C. Duncan Soukup, President




                               Page 4 of 5 Pages